SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 6 March, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on 6 March, 2013.

CORPORATE COMMUNICATIONS
PRESS RELEASE	Amsterdam, 6 March 2013

ING completes sale of ING Direct UK

ING announced today that it has completed the sale of ING Direct UK to Barclays.

As announced on 9 October 2012, the transaction is a result of ING’s continuous evaluation of its portfolio of businesses and is in line with ING’s strategic objectives of sharpening the focus of the bank and further strengthening its capital position.

As part of the transaction, ING has transferred GBP 11.6 billion (EUR 13.4 billion at current exchange rates) of ING Direct UK’s savings and deposits and GBP 5.5 billion (EUR 6.4 billion) of mortgages to Barclays. As previously announced, part of the UK investment portfolio has matured or has been liquidated to facilitate the transaction. The impact of these two transactions was booked in the third and the fourth quarter results of 2012.

The combined loss for the transfer of the business and the investment portfolio is approximately EUR 260 million, which is lower than the expected loss of EUR 320 million at announcement, as favourable market circumstances have resulted in a lower loss on the investment portfolio.

The transaction will lead to a capital release of approximately EUR 280 million in the first quarter of 2013 due to a reduction in Risk Weighted Assets. This is expected to result in a positive impact on ING Bank’s core Tier 1 ratio of 12 basis points based on ING Bank’s core Tier 1 ratio of 11.9% at 31 December 2012.

The ING Direct units in Australia, Austria, France, Germany, Italy and Spain are not affected by today’s announcement. ING continues to invest to evolve the ING Direct business model, increasing the product offering and extending distribution, while integrating the balance sheet with the rest of ING Bank. The ING Commercial Banking activities in the UK are also not affected by today’s announcement.

Press enquiries Carolien van der Giessen +31 20 576 6386 Carolien.van.der.Giessen@ing.com	Investor enquiries Investor Relations +31 20 576 6396 Investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: 6 March, 2013